Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
FIFTH WALL ACQUISITION CORP. I

Fifth Wall Acquisition Corp. I (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: That the name of the Corporation is Fifth Wall Acquisition Corp. I. The date of the filing of its original Certificate of Incorporation with the Secretary of State of Delaware was November 23, 2020.

SECOND: That the Board of Directors of the Corporation duly adopted resolutions approving the following amendment of the Amended and Restated Certificate of Incorporation, declaring said amendment to be advisable and providing for such consideration of such amendment at the Corporation’s annual meeting of the stockholders.

THIRD:  That this Certificate of Amendment to the Amended and Restated Certificate was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law by written consent of the stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the Delaware General Corporation Law.

FOURTH: Section 4.1 of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 111,000,000 shares, consisting of (a) 110,000,000 shares of common stock (the “Common Stock”), including (i) 100,000,000 shares of Class A common stock (the “Class A Common Stock”), and (ii) 10,000,000 shares of Class B common stock (the “Class B Common Stock”), and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”). Effective at 10:00 p.m. Eastern Standard Time on February 4, 2021 (the “Effective Time”) of this Certificate of Amendment pursuant to Section 242 of DGCL, each one (1) share of the Corporation’s Class B Common Stock, par value of $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall automatically without further action on the part of the Corporation or any holder of such Class B Common Stock, be reclassified, combined, converted and changed into 1.2 fully paid and nonassessable share of Class B Common Stock, par value of $0.0001 per share, subject to the treatment of fractional share interests as described below (the “Stock Split”). Notwithstanding the immediately preceding sentence, no fractional shares shall be issued in connection with the Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class B Common Stock as determined in good faith by the Corporation’s Board of Directors. Each certificate that immediately prior to the Effective Time represented shares of Class B Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Class B Common Stock into which the shares of Class B Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

FIFTH: That this Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall be effective at 10:00 p.m. Eastern Standard Time on February 4, 2021.

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 4th day of February 2021.

By:	/s/ Brendan Wallace
Brendan Wallace
Chief Executive Officer